Rule 424(b)(3)
                                                   Registration No. 33-62777

PRICING SUPPLEMENT NO.: 12                         dated July 28, 1997

                             THE WALT DISNEY COMPANY

                                Medium-Term Notes

This Pricing Supplement accompanies and supplements the Prospectus dated March 7, 1996, as supplemented by the Prospectus Supplement, dated March 7, 1996.

The Notes have the following terms (as applicable):

Rate:    Fixed Rate    X Floating Rate     Zero Coupon       Discount

Form:  X Book-Entry      Definitive

Principal Amount:         $25,000,000

Original Issue Price:     100%

CUSIP No:  25468PAM8

Proceeds to the Company:  $24,750,000

Discount or Commission to Agents:   $250,000

Original Issue Discount:  N/A

Original Issue Date: 8/15/97

Stated Maturity:     8/15/2057, subject to Disney's right to shorten
                     maturity under certain circumstances
                     (See "Conditional Right to Shorten Maturity" below)

Yield to Maturity:   N/A

Redemption at Disney's Option: The Notes may be redeemed annually, in whole but not in part, at Disney's option, subject to at least 30 calendar days' but no more than 60 calendar days' notice, on August 15th of each of the years set forth below, at the amounts set forth below (expressed as percentages of the principal amount of the Notes) corresponding to the years set forth below, together with any accrued interest to the Redemption Date:

                   Redemption Date         Redemption Price

                  2017 through 2026           110.0%
                      2027                    105.0%
                      2028                    104.5%
                      2029                    104.0%
                      2030                    103.5%
                      2031                    103.0%
                      2032                    102.5%
                      2033                    102.0%
                      2034                    101.5%
                      2035                    101.0%
                      2036                    100.5%
                  2037 through 2057           100.0%


Interest Rate Provisions (for Floating Rate Notes):

     Initial Interest Rate:    To be determined two Business Days prior to
                               issuance of the Notes in accordance with the
                              rate specified below.

     Base Rate or Rates:
         Commercial Paper Rate
         X LIBOR:
              Reuters Monitor Money Rates Service
            X Dow Jones Telerate Service
              Index Currency
           Treasury Rate
           Prime Rate
           Federal Funds Rate
           CD Rate
           CMT Rate
              Dow Jones Telerate Page 7055
              Dow Jones Telerate Page 7052
                Week
                Month
              CMT Maturity Index:
           Other:

     Spread:    Minus 0.29%

     Index Maturity:
          1 Month
        X 3 Months
          6 Months
          1 Year
          Other (specify)

     Maximum Interest Rate:    N/A

     Minimum Interest Rate:    N/A

Interest Payment Dates:
         Third Wednesday of each month
         Third Wednesday of each March, June,
            September and December
         Third Wednesday of each
             and
         Third Wednesday of each
         Other(specify)   The first interest payment date shall be November 15,
                          1997 and thereafter the interest payment dates shall be the 15th day of each February, May, August and November during the term of the Notes (or, if such date is not a Business Day, the next Business Day).

Regular Record Dates:
       X Fifteenth day (whether or not a Business Day) immediately preceding the related Interest
            Payment Date
         Other (specify)

Interest Payment Period:
         Monthly
       X Quarterly
         Semiannually
         Annually

Interest Reset Period:
         Daily
         Weekly
         Monthly
       X Quarterly
         Semiannually
         Annually

Interest Reset Dates:
         As specified in Prospectus Supplement
       X Other (specify) The first interest reset date shall be November 15, 1997 and thereafter the interest reset dates shall be the 15th day of each February, May, August and November during the term of the Notes (or, if such date is not a Business Day, the next Business Day).

Interest Determination Date:
         As specified in Prospectus Supplement
       X Other (specify)  Two Business Days prior to each Interest Reset Date

Purchase of Notes at
  Option of Holder:            The holder of the Notes may elect
                               to cause Disney to repurchase the Notes, subject to at least 30 calendar days' but no more than 60 calendar days' notice, on August
                               15th of each of the years set forth below, at the amounts set forth below (expressed as percentages of the principal amount of the Notes) corresponding to the years set forth below, together with any accrued interest to the Repurchase Date:

                              Repurchase     Repurchase
                                 Date          Price

                                 2007         99.00%
                                 2010         99.25%
                                 2013         99.50%
                                 2016         99.75%;

                              and every third year thereafter at 100%.

Calculation Agent:        Citibank, N.A.

Plan of Distribution:     Goldman, Sachs & Co. has acted as principal with
respect to the purchase of the Notes.

Conditional Right to Shorten Maturity: Disney intends to deduct interest paid on the Notes for Federal income tax purposes. However, the Clinton Administration's budget proposal for Fiscal Year 1998, released on February 6, 1997, contained a series of proposed tax law changes that, among other things, would prohibit an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. If the proposed legislation is enacted in its current form, it is not expected to apply to the Notes because the proposed effective date for this provision is the date of the first Congressional committee action. There can be no assurance, however, that this proposal or similar legislation affecting Disney's ability to deduct interest paid on the Notes will not be enacted in the future or thatany such legislation would not have a retroactive effective date.

           At any time following the occurrence of a Tax Event, as defined below, Disney will have the right to shorten the maturity of the Notes to the extent required, in the opinion of a nationally recognized independent tax counsel experienced in such matters, such that, after the shortening of the maturity, interest paid on the Notes will be deductible for Federal income tax purposes. In the event that Disney elects to exercise its right to shorten the maturity of the Notes following the occurrence of a Tax Event, Disney will mail a notice of shortened maturity to each holder of record of the Notes by first-class mail not more than 60 days after the date on which Disney exercises such right, stating the new maturity date of the Notes. Such notice shall be effective immediately upon mailing.

           Disney believes that the Notes should constitute indebtedness for Federal income tax purposes under current law, but no assurances can be given that the Internal Revenue Service would not take a contrary position. If the Notes are treated as indebtedness for Federal income tax purposes, Disney believes that an exercise of Disney's right to shorten the maturity of the Notes would not be a taxable event to holders. Prospective investors should be aware, however, that Disney's exercise of its right to shorten the maturity of the Notes will be a taxable event to holders if the Notes are treated as equity for purposes of Federal income taxation before the maturity is shortened and treated as indebtedness after the maturity is shortened.

           "Tax Event" means that Disney shall have received an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in laws, or any regulations thereunder, of the United States
           (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (collectively, an "Administrative Action"), or (c)any amendment to, clarification of, or change in the official position or the interpretation of such laws, regulations or Administrative Actions that differs from the theretofore generally accepted position, in each case, on or after the date of the issuance of the Notes, there is a more than insubstantial risk that interest paid by Disney on the Notes is not, or will not be, deductible, in whole or in part, by Disney for purposes of Federal income tax.